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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of December 15, 2005.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- _______________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WESTERN FOREST PRODUCTS INC.
                                        (Registrant)


Date January 12, 2006                   By /s/ Paul Ireland
                                           -------------------------------------
                                           (Signature)*

                                        Paul Ireland, Chief Financial Officer

----------
*    Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.   NAME AND ADDRESS OF COMPANY

          Western Forest Products Inc. ("Western" or the "Company") 3rd Floor, 435 Trunk Road
          Duncan, British Columbia
          V9L 2P9

ITEM 2.   DATE OF MATERIAL CHANGE

          December 15, 2005

ITEM 3.   NEWS RELEASE

          The news release was disseminated in Vancouver via Canada Newswire on December 15, 2005.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          On December 15, 2005, the Company announced the closure of its pulp mill located in Squamish, BC, effective March 9, 2006.

          Following the closure of the Squamish mill, wood chips from Western's currently owned Vancouver Island sawmills previously consumed at the Squamish pulp mill and surplus to the Company's other long-term commitments will be sold under a new agreement (the "Fibre Agreement") to be made with a partnership (the "Fiber Partnership") of Canadian Forest Products Ltd. ("Canfor") and Oji Paper Canada Ltd. ("Oji").

          Western has entered into a definitive agreement (the "Acquisition Agreement") to acquire substantially all of the assets associated with Canfor's Englewood Logging Division, including 945,000 cubic metres of annual harvest rights under Tree Farm License 37 ("TFL 37"), for $45 million plus the value of certain log inventories at closing.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Western announced the closure of its pulp mill located in Squamish, BC, effective March 9, 2006. The mill, which has an annual capacity of 275,000 tonnes of NBSK pulp, will continue production until the week of January 23, 2006, after which time shutdown activities would commence.

          The closure affects 323 employees in various locations. Western's preliminary estimates indicate the closure of the Squamish pulp mill will result in a pre-tax restructuring charge in the fourth quarter of approximately $80 million, including a non-cash charge of approximately $46 million relating to the write-down of fixed assets and supplies inventories.

          Under the Fibre Agreement, wood chips from Western's currently owned Vancouver Island sawmills that were previously consumed at the Squamish pulp mill and are surplus to the Company's other long-term commitments will be sold to the Fibre Partnership for consumption at the Howe Sound Pulp and Paper mill.

          As consideration for entering the Fibre Agreement, Western will receive a non-refundable payment of $35 million in cash on closing in the form of a pre-payment against future deliveries of chips. Cash proceeds from the transaction will be used by Western to fund closure costs at the Squamish pulp mill. Under the Fibre Agreement, Western is required to sell a minimum of 200,000 volumetric units of chips per year and at least 900,000 volumetric units of chips during any three year period for the initial ten year contractual period. The price for chips sold under the Fibre Agreement is based on the market price under long-term chip contracts on the coast of British Columbia, plus a fixed premium. Western receives the market price for its chips in cash for each delivery made. The $35 million cash pre-payment received by Western will be amortized for the purposes of the Fibre Agreement at a rate equal to the fixed premium against future deliveries over approximately ten years. Under the Fibre Agreement, Western will also sell all pulp logs harvested from its Crown tenures and timberlands to the Fibre Partnership at market prices. The Fibre Agreement will have an initial 40 year term and, subject to mutual agreement, is extendable for an additional five years.

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                                       2


          Western has entered into the Acquisition Agreement to acquire substantially all of the assets associated with Canfor's Englewood Logging Division, including 945,000 cubic metres of annual harvest rights under TFL 37, for $45 million plus the value of certain log inventories at closing. The $45 million purchase price will be paid for by the amortization of the balance of the fixed premium, after the $35 million cash prepayment has been amortized in full, against future deliveries of chips under the Fibre Agreement. Western will pay for the log inventories, net of certain adjustments, in cash at closing.

          To secure payment of the $45 million fixed purchase price and certain minimum performance obligations under the Fibre Agreement, Western has agreed to grant a security interest in TFL 37 and the associated assets, which security will be released on the tenth anniversary of the Fibre Agreement.

          The Englewood Logging Division is located on northern Vancouver Island adjacent to Western's main logging operations. The harvest rights under TFL 37 include approximately 4,725 hectares of private lands. The acquisition also includes three timber licenses on Vancouver Island, existing capital improvements and infrastructure; machinery, equipment and railway rolling stock. Western will assume certain contracts and equipment leases and will offer employment to approximately 275 employees currently involved in harvesting operations. Western will not assume any other material liabilities relating to the acquired assets prior to the closing of the acquisition. By combining and streamlining operations with its own activities, Western expects to capture annual synergies in excess of $6 million within 48 months of closing.

          Execution of the Fibre Agreement and closing of the acquisition of the Englewood Logging Division under the Acquisition Agreement is expected to occur early in the first quarter of 2006 and is subject to the receipt of regulatory approvals under the Acquisition Agreement.

          A copy of the November 10, 2005 press release is attached as Schedule "A".

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8.   EXECUTIVE OFFICER

          The following executive officer of Western is knowledgeable about the material change report and may be contacted respecting the change:

          Paul Ireland
          Chief Financial Officer
          250-715-2209

ITEM 9.   DATE OF REPORT

          December 23, 2005


                                        Per: "R. Hert"
                                              ----------------------------------
                                              Name: Reynold Hert
                                              Title: Chief Executive Officer and
                                                     President
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                              [GRAPHIC - WFP LOGO]

                          WESTERN FOREST PRODUCTS INC.
                          435 Trunk Road
                          Duncan, British Columbia
                          Canada V9L 2P9
                          Telephone:     250 748 3711
                          Facsimile:     250 748 6045



                          WESTERN FOREST PRODUCTS INC.
                          ----------------------------

FOR IMMEDIATE RELEASE                                                  TSX:  WEF

         WESTERN FOREST PRODUCTS ANNOUNCES CLOSURE OF SQUAMISH PULP MILL
            & THE ACQUISITION OF CANFOR'S ENGLEWOOD LOGGING DIVISION

DECEMBER 15, 2005 -- DUNCAN, BRITISH COLUMBIA. Western Forest Products today announced the closure of its pulp mill located in Squamish, BC effective March 9, 2006. The mill, which has an annual capacity of 275,000 tonnes of NBSK pulp, will continue production until the week of January 23, 2006 after which time shutdown activities would commence. The closure affects 323 employees in various locations.

"Financial results from the pulp segment of our business have been unacceptable for many years," said Reynold Hert, President and Chief Executive Officer. "Having considered the long-term market outlook, the impact of rising fibre and energy costs and the high capital requirements, we determined that the best long-term decision for Western was to exit the pulp segment and narrow our focus to our lumber business. We pursued the sale of the mill for an extensive period but were ultimately unsuccessful and, as a result we are proceeding with the closure plans announced today."

"This is a difficult decision as many long-term employees are affected," continued Hert. "Our team at Squamish have worked hard to improve operations but it is a relatively small mill by industry standards with outdated technology and high costs. We met with employees this afternoon and assured them that people will be treated fairly and according to the terms of the collective agreement and statutory requirements."

Preliminary estimates indicate the closure of the Squamish pulp mill will result in a pre-tax restructuring charge in the fourth quarter of approximately $80 million, including a non-cash charge of approximately $46 million relating to the write-down of fixed assets and supplies inventories.

Replacement Fibre Supply Arrangements

Wood chips from Western's four Vancouver Island sawmills previously consumed at the Squamish pulp mill and surplus to the Company's other long-term commitments will be sold under a new agreement with a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd. for consumption at the Howe Sound Pulp and Paper mill. As consideration for entering the fibre supply agreement, Western will receive a non-refundable payment of $35 million in cash on closing in the form of a pre-payment against future deliveries of chips. Cash proceeds from the transaction will be used by Western to fund closure costs at the Squamish pulp mill.

Under the new fibre supply agreement, Western is required to sell a minimum of 200,000 volumetric units of chips per year and at least 900,000 volumetric units of chips during any three year period for the initial ten year contractual period based on the market price under long-term chip contracts on the coast of

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                                      -2-

British Columbia plus a fixed premium. The $35 million cash pre-payment received by Western will be amortized for the purposes of the agreement at a rate equal to the fixed premium against future deliveries over approximately ten years.

Western will also sell all pulp logs harvested off of its Crown tenures and timberlands at market prices under the agreement. The agreement will have an initial 40 year term and subject to mutual agreement, is extendable for an additional five years.

Acquisition of Englewood Logging Division

In a related transaction, Western has entered into a definitive agreement to acquire substantially all of the assets associated with Canfor's Englewood Logging Division, including 945,000 cubic metres of annual harvest rights under Tree Farm License 37 ("TFL 37"), for $45 million plus the value of certain log inventories at closing. The $45 million purchase price will be paid for by the amortization of the balance of the fixed premium, after the $35 million cash prepayment has been amortized in full, against future deliveries of chips under the previously discussed fibre supply agreement. Payment for the log inventories, net of certain adjustments, will be made by Western in cash at closing. To secure payment of the $45 million fixed purchase price and certain minimum performance obligations under the fibre supply agreement, Western has agreed to grant a security interest in TFL 37 and the associated assets, which security will be released on the tenth anniversary of the fibre supply agreement.

The Englewood Logging Division is located on northern Vancouver Island adjacent to Western's main logging operations. The harvest rights under TFL 37 include approximately 4,725 hectares of private lands. In addition, the acquisition includes three timber licenses also on Vancouver Island, existing capital improvements and infrastructure; machinery, equipment and railway rolling stock. Western will assume certain contracts and equipment leases and will offer employment to approximately 275 employees currently involved in harvesting operations but will not assume any other material liabilities relating to the assets prior to closing. By combining and streamlining operations with its own activities, Western expects to capture annual synergies in excess of $6 million within 48 months of closing.

Closing of the fibre supply agreement and the acquisition of the Englewood Logging Division is expected to occur early in the first quarter of 2006 and is subject to the receipt of regulatory approvals.

"The forest products sector on the coast of British Columbia has been under significant pressure for the past two decades. We believe that today's moves when combined with our previously announced acquisition of Cascadia Forest Products Ltd. give us the opportunity of building a stronger and sustainable lumber business capable of competing in global softwood markets," said Hert.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of

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                                      -3-

Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form and under the "Risk Factors" section of Western's Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

FOR FURTHER INFORMATION CONTACT:

INVESTORS:                                       MEDIA:
REYNOLD HERT      250 715 2207                   GARY LEE 604 787-5467
Paul Ireland      250 715 2209